Exhibit 99.4

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris Court of Appeal judgment on the sinking of the Erika
Paris, 30 March, 2010 - Today, Tuesday, March 30, the Paris Court of Appeal handed down its judgment on the Erika.
On the criminal front, the decision finds that Total was imprudent in implementing its vessel vetting process and orders Total to pay a fine of €375,000.
However, on the civil aspects, the Court of Appeal decided that Total cannot be held as having deliberately taken a risk in chartering the vessel and therefore was not liable under the international conventions. As a result, Total is not liable for the civil damages awarded to the plaintiffs.
Total would like to underline that, following the lower court’s decision on January 16, 2008, as a sign of solidarity yet without admitting its liability, it paid, in full and final settlement, to the civil plaintiffs who accepted it, the amounts awarded by the Court totaling €171.5 million.
Total would also like to point out that immediately following the sinking, it has spent more than €200 million to remedy the consequences of the oil spill through clean up of hard-to-access areas of the coastline, pumping out the cargo remaining in the wreck and treatment of waste collected along the coast.
Accordingly, Total has spent over €370 million in order to compensate and repair the damages resulting from this catastrophic accident.
The Group is now taking some time to carefully review the Court of Appeal motives before considering whether or not taking the case to Cour de Cassation (French Supreme Court of Appeal).
*******
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com